Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2023 Q3
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports strong 2023 third-quarter results

Company on track to meet annual guidance

Tasiast achieves record quarterly production and delivers strong free cash flow

Phase S supports production at Round Mountain through end of decade

Toronto, Ontario – November 8, 2023 – Kinross Gold Corporation (TSX: K, NYSE: KGC) (“Kinross” or the “Company”) today announced its results for the third quarter ended September 30, 2023.

This news release contains forward-looking information about expected future events and financial and operating performance of the Company. Please refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 29 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Q3 2023 highlights from continuing operations:

•	Guidance: Kinross remains on track to meet its 2023 annual guidance ranges for production, cost of sales per ounce, all-in sustaining cost and attributable capital expenditures. The Company is tracking in the lower end of its 2023 production cost of sales guidance and the higher end of its capital expenditure guidance.
•	Production of 585,449 gold equivalent ounces (Au eq. oz.), a 11% year-over-year increase.
•	Production cost of sales[1] of $911 per Au eq. oz. sold and all-in sustaining cost[2] of $1,296 per Au eq. oz. sold.
•	Margins[3] of $1,018 per Au eq. oz. sold.
•	Operating cash flow[4] of $406.8 million and adjusted operating cash flow[2] of $470.6 million. Free cash flow[2] of $122.9 million.
•	Reported net earnings[5] of $109.7 million, or $0.09 per share, with adjusted net earnings[2,6] of $144.6 million, or $0.12 per share[2].
•	Cash and cash equivalents of $464.9 million, and total liquidity[7] of approximately $2.0 billion at September 30, 2023.
•	Kinross’ Board of Directors declared a quarterly dividend of $0.03 per common share payable on December 14, 2023, to shareholders of record at the close of business on November 30, 2023.

Operational and development project highlights:

•	Tasiast achieved record quarterly production and sales, significantly exceeding the previous record achieved in the second quarter.
•	Paracatu delivered higher production both quarter-over-quarter and year-over-year.
•	La Coipa performed well and was once again the lowest cost mine in the portfolio, delivering high-margin production.
•	At Manh Choh, a ceremonial groundbreaking was held, pre-stripping has commenced, and the project remains on track for initial production in the second half of 2024.

1 “Production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales, as reported on the interim condensed consolidated statements of operations, divided by total gold equivalent ounces sold from continuing operations.

2 These figures are non-GAAP financial measures and ratios, as applicable, and are defined and reconciled on pages 17 to 21 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

3 “Margins” from continuing operations per equivalent ounce sold is defined as average realized gold price per ounce from continuing operations less production cost of sales from continuing operations per equivalent ounce sold.

4 Operating cash flow figures in this release represent “Net cash flow of continuing operations provided from operating activities,” as reported on the interim condensed consolidated statements of cash flows.

5 Reported net earnings figures in this news release represent “Net earnings (loss) from continuing operations attributable to common shareholders,” as reported on the interim condensed consolidated statements of operations.

6 Adjusted net earnings figures in this news release represent “Adjusted net earnings from continuing operations attributable to common shareholders.”

7 “Total liquidity” is defined as the sum of cash and cash equivalents, as reported on the interim condensed consolidated balance sheets, and available credit under the Company’s credit facilities (as calculated in Section 6 – Liquidity and Capital Resources of Kinross’ MD&A for the three and nine months ended September 30, 2023).

p. 1 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

•	At Round Mountain, Kinross has approved mining of the optimized Phase S open pit, which is expected to extend production out to the end of the decade and increase life-of-mine production by ~750,000 Au eq. oz. Phase S could provide synergies with potential future production from underground at Phase X and Gold Hill.
•	At Great Bear, the exploration program continues to make excellent progress and drill results continue to exceed expectations around the strong resource potential of the deposit, including a recent high-grade intercept from the Hinge zone that returned 2.8 metres true width grading at approximately 260 grams per tonne (g/t) at a vertical depth of 870 metres. Permitting is ongoing at both the provincial and federal levels.

CEO commentary:

J. Paul Rollinson, President and CEO, made the following comments in relation to 2023 third-quarter results:

“It has been a great nine months at Kinross and we have delivered another strong quarter. Our production profile has been solid and generated significant cash flow. We continue to reduce the debt on our investment grade balance sheet and have completed our expansion projects at Tasiast and La Coipa. We remain well positioned to meet our annual guidance building on the robust results year-to-date.

“Our project pipeline continued to make excellent progress. At Great Bear, permitting is advancing well and drill results continue to exceed our expectations, demonstrating the strength of the resource at depth and in less-explored areas of the deposit, including a recent exceptional intercept from the Hinge zone. We officially broke ground at Manh Choh as the project continues to advance on schedule and on budget for initial production in the second half of next year.

“Our decision to proceed with Round Mountain Phase S underscores the successful optimization work to build a lower-investment, high-return operation that we expect will add approximately 750,000 ounces to the life-of-mine production profile. The future of Round Mountain has become clear, with the approval of Phase S, combined with Phase W that we are currently mining, we’re now expecting production at Round Mountain until the end of the decade. Longer-term, we see strong potential to supplement that production with high-grade contributions from Phase X and Gold Hill, which we continue to explore and study.

“Kinross is delivering on its ESG commitments. In that regard, we’re excited that our 34MW solar power plant at Tasiast is on schedule to deliver power by the end of the year. This, combined with other elements of our Climate Strategy, means Kinross is well on track to meet our goal of a 30% reduction in greenhouse gas emissions by 2030.”

p. 2 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Summary of financial and operating results

	Three months ended		Nine months ended
	September 30,		September 30,
(unaudited, in millions of U.S. dollars, except ounces, per share amounts, and per ounce amounts)	2023	2022	2023	2022
Operating Highlights
Total gold equivalent ounces from continuing operations(a),(b)
Produced	585,449	529,155	1,606,507	1,361,554
Sold	571,248	494,413	1,614,547	1,307,219

Financial Highlights from Continuing Operations(a)
Metal sales	$1,102.4	$856.5	$3,124.0	$2,378.9
Production cost of sales	$520.6	$465.3	$1,502.4	$1,279.2
Depreciation, depletion and amortization	$263.9	$185.1	$715.1	$532.1
Operating earnings	$226.2	$111.3	$607.9	$277.8
Net earnings from continuing operations attributable to common shareholders	$109.7	$65.9	$350.9	$137.9
Basic earnings per share from continuing operations attributable to common shareholders	$0.09	$0.05	$0.29	$0.11
Diluted earnings per share from continuing operations attributable to common shareholders	$0.09	$0.05	$0.28	$0.11
Adjusted net earnings from continuing operations attributable to common shareholders(c)	$144.6	$68.7	$399.8	$174.9
Adjusted net earnings from continuing operations per share(c)	$0.12	$0.05	$0.33	$0.14
Net cash flow of continuing operations provided from operating activities	$406.8	$173.2	$1,194.4	$528.2
Adjusted operating cash flow from continuing operations(c)	$470.6	$259.4	$1,262.5	$760.4
Capital expenditures from continuing operations(d)	$283.9	$197.3	$787.0	$447.4
Free cash flow from continuing operations(c)	$122.9	$(24.1)	$407.4	$80.8
Average realized gold price per ounce from continuing operations(e)	$1,929	$1,732	$1,935	$1,821
Production cost of sales from continuing operations per equivalent ounce(b) sold(f)	$911	$941	$931	$979
Production cost of sales from continuing operations per ounce sold on a by-product basis(c)	$860	$919	$876	$966
All-in sustaining cost from continuing operations per ounce sold on a by-product basis(c)	$1,264	$1,269	$1,269	$1,279
All-in sustaining cost from continuing operations per equivalent ounce(b) sold(c)	$1,296	$1,282	$1,303	$1,287
Attributable all-in cost(g) from continuing operations per ounce sold on a by-product basis(c)	$1,561	$1,555	$1,590	$1,543
Attributable all-in cost(g) from continuing operations per equivalent ounce(b) sold(c)	$1,579	$1,560	$1,608	$1,547

(a)	Results for the three and nine months ended September 30, 2023 and 2022 are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued and their sale in 2022.
(b)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter and first nine months of 2023 was 81.82:1 and 82.50:1, respectively (third quarter and first nine months of 2022 – 89.91:1 and 83.22:1, respectively).
(c)	The definition and reconciliation of these non-GAAP financial measures and ratios is included on pages 17 to 21 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.
(d)	“Capital expenditures from continuing operations” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.
(e)	“Average realized gold price per ounce from continuing operations” is defined as gold metal sales from continuing operations divided by total gold ounces sold from continuing operations.
(f)	“Production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold from continuing operations.
(g)	“Attributable all-in cost” includes Kinross’ share of Manh Choh (70%) costs.

The following operating and financial results are based on third-quarter gold equivalent production:

Production: Kinross produced 585,449 Au eq. oz. in Q3 2023 from continuing operations, compared with 529,155 Au eq. oz. in Q3 2022. The 11% year-over-year increase was primarily attributable to higher mill grades, recovery and throughput at Tasiast, higher production at La Coipa due to the ramp-up of operations in 2022, and higher production at Paracatu due to higher throughput and timing of ounces processed.

Average realized gold price: The average realized gold price from continuing operations in Q3 2023 was $1,929 per ounce, compared with $1,732 per ounce in Q3 2022.

Revenue: During the third quarter, revenue from continuing operations increased to $1,102.4 million, compared with $856.5 million during Q3 2022. The 29% increase is due to an increase in gold equivalent ounces sold and an increase in average realized gold price.

Production cost of sales: Production cost of sales1 from continuing operations per Au eq. oz. sold decreased to $911 for the quarter, compared with $941 in Q3 2022. The 12% decrease was primarily due to the ramp-up of production at La Coipa, which continued to be the lowest cost operation in Q3 2023.

p. 3 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Production cost of sales from continuing operations per Au oz. sold2 on a by-product basis decreased to $860 in Q3 2023, compared with $919 in Q3 2022, based on gold sales of 544,199 ounces and silver sales of 2,213,044 ounces.

Margins3: Kinross’ margin from continuing operations per Au eq. oz. sold increased to $1,018 for Q3 2023, compared with the Q3 2022 margin of $791.

All-in sustaining cost2: All-in sustaining cost from continuing operations per Au eq. oz. sold was $1,296 in Q3 2023, compared with $1,282 in Q3 2022.

In Q3 2023, all-in sustaining cost from continuing operations per Au oz. sold on a by-product basis was $1,264, compared with $1,269 in Q3 2022.

Operating cash flow: Operating cash flow from continuing operations4 was $406.8 million for Q3 2023, compared with $173.2 million for Q3 2022.

Adjusted operating cash flow from continuing operations2 increased to $470.6 million in Q3 2023, compared with $259.4 million for Q3 2022.

Free cash flow2: Free cash flow from continuing operations in Q3 2023 was $122.9 million, compared with an outflow of $24.1 million in Q3 2022. Excluding working capital changes8, free cash flow from continuing operations in Q3 2023 was $186.7 million, compared with $62.1 million in Q3 2022.

Earnings: Reported net earnings5 from continuing operations increased to $109.7 million, or $0.09 per share for Q3 2023, compared with $65.9 million, or $0.05 per share, for Q3 2022. The increase in reported net earnings was mainly due to the increase in margins.

Adjusted net earnings from continuing operations2,6 was $144.6 million, or $0.12 per share, for Q3 2023, compared with $68.7 million, or $0.05 per share, for Q3 2022.

Capital expenditures: Capital expenditures from continuing operations increased to $283.9 million for Q3 2023, compared with $197.3 million for Q3 2022, primarily due to an increase in capital stripping at Tasiast and Fort Knox and development activities at Manh Choh.

Balance sheet

As of September 30, 2023, Kinross had cash and cash equivalents of $464.9 million, compared with $478.4 million at June 30, 2023.

The Company had available credit9 of approximately $1.5 billion and total liquidity7 of approximately $2.0 billion as of September 30, 2023, an increase from $1.9 billion at June 30, 2023.

In the third quarter of 2023, the Company issued $500 million 6.25% senior notes due in 2033 and used the net proceeds to redeem the $500 million 5.95% senior notes due March 15, 2024. The Company also repaid $50.0 million of the outstanding balance on the revolving credit facility during the quarter and repaid the remaining balance of $50.0 million in October 2023.

Return of capital

As part of its continuing quarterly dividend program, the Company declared a dividend of $0.03 per common share payable on December 14, 2023, to shareholders of record as of November 30, 2023.

8 Total working capital changes is defined as the sum of the changes in operating assets and liabilities, including income taxes paid, as reported on the interim condensed consolidated statements of cash flows (as shown in the adjusted operating cash flow from continuing operations reconciliation table on page 18 of this news release).

9 “Available credit” is defined as available credit under the Company’s credit facilities and is calculated in Section 6 – Liquidity and Capital Resources of Kinross’ MD&A for the three and nine months ended September 30, 2023.

p. 4 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating results

Mine-by-mine summaries for 2023 third-quarter operating results may be found on pages 12 and 16 of this news release. Highlights include the following:

Tasiast had another strong quarter and achieved record quarterly production and sales. Quarter-over-quarter, production increased mainly due to higher throughput and cost of sales per ounce sold was slightly higher due to the timing of inventory movements. Year-over-year production increased mainly due to higher grades, recoveries and throughput as mining continued in the higher-grade section of West Branch 4. Cost of sales per ounce sold was lower year-over-year due to the increase in production and less operating waste mined as the site progressed with capital stripping of West Branch 5.

Paracatu delivered higher production in both comparable periods. Quarter-over-quarter production increased mainly due to the timing of processing higher-grade ounces from the southwest area of the pit, and year-over-year production increased mainly due to higher throughput and timing of ounces processed. Cost of sales per ounce sold were slightly higher quarter-over-quarter due to timing of inventory movements and lower year-over-year mainly due to the increase in production.

La Coipa performed well with an increase in production in both comparable periods mainly due to higher throughput and grades. Cost of sales per ounce sold was slightly lower compared with the previous quarter, and higher year-over-year mainly due to increased production as the site reached higher production following its ramp-up in 2022.

At Fort Knox, quarter-over-quarter production increased due to more ounces recovered from the heap leach pads. Cost of sales per ounce sold was in line compared with the previous quarter. Year-over-year production was lower mainly due to lower mill throughput, partially offset by higher mill grade and an increase in ounces recovered from the heap leach pads. Cost of sales per ounce sold was slightly lower compared with Q3 2022 mainly due to planned mine sequencing involving less operating waste mined.

At Round Mountain, production increased compared with the previous quarter primarily due to higher-grade ore from Phase W2. Quarter-over-quarter, cost of sales per ounce sold was slightly higher due to timing of ounces recovered from the heap leach pads, however it was lower than expected due to increased stacking and mill grades. Year-over-year, production increased slightly due to higher grades, and cost of sales per ounce sold increased mainly as a result of less capital development.

At Bald Mountain, production and cost of sales per ounce sold were largely in line quarter-over-quarter. Compared with Q3 2022, production decreased mainly due to the timing of ounces recovered from the heap leach pads. Year-over-year, cost of sales per ounce sold was higher mainly due to lower production, lower capital development and higher contractor and maintenance costs.

Projects and exploration updates

Tasiast Solar Power Plant

The Tasiast solar power plant, which has power generation capacity of 34MW and a battery system of 18MW, continues to advance on plan for solar power-to-grid by the end of the year. Integration and load scenario testing is expected to continue into early 2024 while delivering maximum allowable power. Installation of the photovoltaic panels, inverters and transformer stations are complete, and the battery system installation is well progressed and awaiting battery module delivery. Electrical works and completion of the grid connection are continuing with pre-commissioning testing of the panel arrays and inverters underway.

p. 5 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Great Bear

At the Great Bear project, the Company’s robust exploration program continues to make excellent progress, with approximately 48,500 metres drilled in the third quarter and the completion of feasibility level engineering for the advanced exploration decline.

Kinross’ focus this year is on inferred drilling in the area half a kilometre to one kilometre below surface. In the second quarter, the Company began using directional drilling, which allows multiple drill holes to branch off from a single pilot hole. The system is now being used on 6 of the 11 drills on site to target the LP Fault and Hinge zones, with the goal of further delineating the deposit at depth as well as adding inferred resource ounces. This is complemented by additional exploration drilling on other areas of the property.

Drilling-to-date has demonstrated potential for a meaningful increase in the LP Fault underground resource and the potential of the Hinge and Limb zones to supplement the LP Fault zone with their demonstrated continuity of mineralization at depth. The Company expects to declare a resource update as part of its year-end results.

Since the last update on August 2, 2023, the Company has received additional assay results, with a selection of the new results highlighted in the table below.

Notable exploration results10 at Great Bear in the third quarter include:

•	BR-696 (Bruma) 4.1 m @ 15.53 g/t Au at a vertical depth of 1150 m
o	Including 1.4 m @ 45.60 g/t Au
•	BR-778C1 (Yuma) 14.2 m @ 5.63 g/t Au at a vertical depth of 1075 m
o	Including 4.9 m @ 15.57 g/t Au
•	BR-806 (Discovery) 3.6 m @ 11.20 g/t Au at a vertical depth of 600 m
•	BR-814C1A (Yauro) 8.3 m @ 5.28 g/t Au at a vertical depth of 700 m
•	BR-825 (Viggo) 0.5 m @ 147.0 g/t Au at a vertical depth of 580 m
•	DL-085C7 (Hinge) 2.8 m @ 259.45 g/t Au at a vertical depth of 870 m

Recent results continue to support the view of a high-grade, large, long-life mining complex. Holes BR-696 and BR-778C1 continue to demonstrate the potential for wide, high-grade mineralization at greater than 1-kilometre vertical depth under Bruma and Yuma while holes BR-806 and BR-814C1A demonstrate the continuity between the new deep intercepts and the current resource. Hole BR-825 intersected 0.5 m @ 147 g/t in under-tested ground between Viggo and Auro demonstrating potential that mineralization exists at depths greater than 500 m between the two zones.

With the goal of deep resource growth, recent drilling at the Hinge zone has yielded promising results. The more accurate targeting, afforded through directional drilling, has allowed for precise infill drilling of the known quartz vein hosted mineralization at approximately 900 m vertical depth. Following on the success of previously reported holes DL-132 and DL-142, hole DL-085C7 has intersected 2.8 m @ 259 g/t, showing continuity of mineralization.

For the main project, Kinross continues to advance technical studies, including engineering and field testwork campaigns, with plans to release the results of this work in the form of a preliminary economic assessment in the second half of 2024. Also underway is geochemical work that includes static testing, humidity cells, column testing, tailings residue sampling and field leach barrels. An extensive field bedrock and soils geotechnical drilling and testing program was kicked off in August, building on the campaign completed late last year. Bedrock geotechnical analysis is indicating very robust rock strengths in both the open pit and underground.

The Company continues to progress studies and provincial permitting for an advanced exploration program that would establish an underground decline to obtain a bulk sample and allow for definition and infill drilling in the LP Fault zone. Feasibility level engineering for advanced exploration infrastructure is now complete and the procurement process for long-lead items such as the camp, power infrastructure and water treatment plant is progressing well.

10 All reported widths are true width, all reported depths are vertical depth below surface.

p. 6 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Kinross is targeting a potential start of the surface construction for the advanced exploration program in the second half of 2024, subject to receipt of permits.

Permitting for the main project is ongoing at both the provincial and federal levels. Permitting efforts have been initiated with the Impact Assessment Agency of Canada to review potential project impacts within Federal authority. The comprehensive baseline study program encompassing air, noise, hydrogeology, geochemistry, archeology, water quality and a number of other metrics continues to advance. These studies underpin the Company’s Indigenous consultation process and permitting efforts.

Selected Great Bear Drill Results

See Appendix A for full results.

Hole ID		From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Target
BR-696		1,347.7	1,352.2	4.5	4.1	15.53	Bruma
BR-696	including	1,349.2	1,350.7	1.5	1.4	45.60
BR-696	and	1,364.1	1,367.8	3.7	3.4	1.33
BR-696	and	1,510.0	1,514.0	4.0	3.7	0.53
BR-696	and	1,521.0	1,526.4	5.4	5.0	0.41
BR-696	and	1,539.4	1,543.5	4.1	3.8	0.43
BR-696	and	1,568.0	1,578.0	10.0	9.2	0.63
BR-696	and	1,583.5	1,587.2	3.7	3.4	0.75
BR-696	and	1,594.5	1,597.5	3.0	2.8	0.33
BR-696	and	1,599.6	1,603.2	3.6	3.3	0.40
BR-778C1		1,392.7	1,396.1	3.4	2.3	0.64	Yuma
BR-778C1	and	1,452.8	1,473.4	20.6	14.2	5.63
BR-778C1	including	1,466.3	1,473.4	7.1	4.9	15.57
BR-778C1	and	1,489.0	1,546.7	57.7	39.8	0.94
BR-778C1	including	1,534.8	1,540.3	5.5	3.8	6.16
BR-778C1	and	1,559.2	1,572.8	13.7	9.4	4.51
BR-778C1	including	1,565.9	1,568.3	2.4	1.6	22.81
BR-778C1	and	1,595.3	1,602.5	7.2	4.9	2.01
BR-778C1	including	1,598.6	1,600.8	2.2	1.5	4.23
BR-806		732.9	738.0	5.1	3.6	11.20	Discovery
BR-806	including	736.7	738.0	1.4	0.9	39.50
BR-806	and	785.4	795.4	10.0	7.0	0.47
BR-806	and	810.0	824.1	14.1	9.9	0.60
BR-806	and	844.0	875.3	31.3	21.9	0.51
BR-814C1A		850.5	853.5	3.0	2.2	1.95	Yauro
BR-814C1A	and	867.6	879.0	11.4	8.3	5.28
BR-814C1A	including	868.6	877.0	8.4	6.1	6.95
BR-814C1A	and	880.0	883.0	3.0	2.2	0.36
BR-814C1A	and	899.4	903.0	3.6	2.6	0.54
BR-814C1A	and	927.0	928.5	1.5	1.1	17.00
BR-825		696.8	896.4	199.6	157.7	0.51	Viggo
BR-825	including	741.2	741.8	0.6	0.5	147.00
DL-085C7		868.0	871.5	3.5	2.8	259.45	Hinge
DL-085C7	including	869.8	870.3	0.5	0.4	908.00

Results are preliminary in nature and are subject to on-going QA/QC. Lengths are subject to rounding.

See Appendix B for a LP Fault zone long section.

See Appendix C for a Hinge zone long section.

p. 7 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Manh Choh

At the 70% owned Manh Choh project, of which Kinross is the operator, activities remain on budget and on schedule for initial production in the second half of 2024. Construction is now 90% complete with commissioning activities underway, pre-stripping has commenced, and work is ongoing to transition the project to operations.

At Fort Knox, where the Manh Choh ore will be processed, outdoor construction continues to progress with all concrete works complete. Work continues inside the mill with progress on tanks and piping and further work on additional mill modifications expected during the winter months.

A groundbreaking ceremony was held during the quarter and Kinross was pleased to welcome Chief Michael Sam, elders, and delegates from the Native Village of Tetlin, as well as Alaska Governor Michael Dunleavy and other government officials.

Round Mountain

At Round Mountain, Kinross is continuing to mine Phase W2 and will be proceeding with mining of the optimized Phase S open pit early next year, providing production out to the end of the decade and a bridge to the potential higher margin underground opportunities at Phase X and Gold Hill, which the Company continues to explore and study.

Kinross is pleased to announce that the optimization work at Phase S over the last year has resulted in an improved design with a lower overall strip ratio, higher grade, similar overall ounces, and a significantly lower capital investment and cash outflow. This was achieved by stepping-in the pit design in areas that had higher stripping, lower-margin ounces and identifying opportunities to add some near-surface, lower-strip ounces that come earlier in the plan, helping to reduce the cash outflow in the near term. With this optimized design and plan, at current gold prices we expect Round Mountain to be able to self-fund the Phase S expansion, driving a significant change in the risk profile and return of this expansion for the Company.

Phase S is expected to increase life-of-mine production by approximately 750,000 Au eq. oz. and generate an incremental internal rate of return11 (IRR) of 45% and incremental net present value11 (NPV) of $170 million. Initial capital expenditures are expected to be $170 million, of which $140 million is related to pre-stripping. The remaining $30 million is planned for an expansion of the existing North Heap Leach Pad and some additional tailings infrastructure. Phase S is expected to improve the cash cost at Round Mountain, particularly later in the mine life, as the mine plan reaches the higher-grade Phase S ore towards the bottom of the pit. Including Phase S, the Company expects Round Mountain to produce approximately 215,000 Au eq. oz. per year from 2024-2028.

Phase S was included in the Company's 2022 year-end estimated mineral reserves and the Company expects to provide an update with the optimized Phase S design at the 2023 year-end.

11 Economics at $1,850/oz Au; $23/oz Ag; $85/bbl oil.

p. 8 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Round Mountain Phase S
Operational metric	Incremental Phase S estimate[11]
NPV (5%) (million)	$170
IRR	45%
Total life-of-mine cash flow (million)	$220
Total production (thousand Au oz.)	~750
Initial capital costs (million)[12]	$30
Initial capital costs (million) (strip)[11,12]	$140
Sustaining capital costs (million)	$60
Payback	2027
Total material mined (million tonnes)	153
Average strip ratio	2.1
Ore milled (million tonnes)	17
Ore leached (million tonnes)	32
Mill grade	0.83 g/t
Leach grade	0.52 g/t

	Round Mountain Phase S gold price sensitivity estimates (incremental) Average gold price
Financial Metric	$1,650/oz.	$1,750/oz.	$1,850/oz.	$1,950/oz.	$2,050/oz.
Incremental IRR	19%	33%	45%	58%	70%
Incremental NPV	$52 million	$111 million	$170 million	$229 million	$288 million

The combination of the optimization results and extensive technical diligence completed over the last year on Phase S provides confidence in strong returns and margins while proceeding with this next phase of mine life at Round Mountain.

By providing meaningful production scale at Round Mountain out to the end of the decade, the Phase S pushback could also drive cost synergies if the Company proceeds with future underground mining at Phase X and Gold Hill. The two underground opportunities continue to show potential for higher-margin, higher-return operations at Round Mountain, particularly when combined with production and scale from Phase S.

While still mining Phase S, Round Mountain could potentially develop and ramp-up Phase X underground, which could then concurrently be exploited with Phase S in the second half of the decade. Gold Hill underground development could follow Phase X, adding higher-grade mill feed to supplement production from Phase X at the end of the decade and into the 2030s.

At Phase X, construction of the exploration decline continues to progress well with approximately 1,000 metres developed so far, remaining on plan to start definition drilling in early 2024. Kinross has also initiated technical studies for the Phase X project. Phase X is envisioned to be a bulk long-hole open stoping operation. Current intercepts suggest 3 to 4 g/t average stope grades.

12 Considered to be non-sustaining capital.

p. 9 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

At Gold Hill, located approximately seven kilometres northeast of Round Mountain, prior drill results show potential for a higher-grade narrow vein operation which could supplement mill feed from Phase X, increasing the average processed grade and margin. Kinross plans to continue drilling at Gold Hill in Q4 2023 and into 2024 to progress exploration and studies.

Chile

Kinross’ activities in Chile are currently focused on La Coipa and potential opportunities to extend its mine life. The Lobo-Marte project continues to provide optionality as a potential large, low-cost mine upon the conclusion of mining at La Coipa. While the Company focuses its technical resources on La Coipa, it will continue to engage and build relationships with communities related to Lobo-Marte and government stakeholders.

Curlew Basin exploration

At the Curlew Basin exploration project in Washington State, underground exploration drill results documented a new vein zone, ‘Roadrunner’. The new vein zone is open and more drilling will be conducted over the coming quarters in order to delineate the extents. Underground exploration drilling in the third quarter also continued to build on the existing resource through proximal growth.

The top three significant intercepts received during the quarter include:

•	Roadrunner:
▪	RR-1168 – 14.2m @ 16.5 g/t Au, includes 7.3m @ 25.3 g/t Au
•	ST-1179 – 4.7m @ 11.7 g/t Au
•	K2N-1171 – 3.9m @ 11.3 g/t Au

Results-to-date continue to demonstrate the high grade and upside potential of the Curlew Basin.

Company Guidance

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 29.

The Company is on track to meet its 2023 production guidance range of 2.1 million Au eq. oz. (+/- 5%) and all-in sustaining cost guidance range.

The Company is tracking in the lower end of its production cost of sales guidance range of $970 per Au eq. oz. (+/- 5%) and the higher end of its attributable13 capital expenditure guidance range.

Kinross’ annual production is expected to remain stable in 2024 and 2025 at 2.1 million and 2.0 million attributable14 Au eq. oz. (+/- 5%), respectively.

Environment, Social and Governance (ESG) update

In accordance with the Company’s updated ESG strategy, Kinross has conducted a comprehensive review of its Community Engagement Management System with the objective of supporting sites with improved clarity and ease of application. Kinross’ updated Social Performance Management System will be rolled out across sites beginning in late 2023, on plan, and will enhance local accountability with clear expectations and guidance recognizing the role that all site functions have in social performance.

Kinross completed the first steps towards developing a specific Natural Capital Strategy to enhance the approach in this priority focus area. Natural capital is fundamentally about minimizing loss, ensuring reclamation and the restoration of valuable natural habitats through proper water, air, and mining waste management, as well as wholistic mine closure. Kinross’ vision for natural capital builds upon the sustainability foundation established across its operations and projects.

13 Attributable capital expenditure guidance includes Kinross’ share of Manh Choh (70%) capital expenditures.

14 Attributable production guidance includes Kinross’ share of Manh Choh (70%) production.

p. 10 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Kinross has also progressed on its Climate Strategy. The Tasiast 34MW photovoltaic solar facility is one of the important steps the Company is taking to address climate change through renewable energy projects. Kinross is also focused on renewable power purchase agreements, electric autonomous haulage partnerships, and energy-efficient opportunities across sites. The outcome of these initiatives is that Kinross is on track to achieve its greenhouse gas reduction goal of reducing emissions intensity by 30% in 2030 from its baseline.

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Thursday, November 9, 2023, at 8:00 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1 (888) 330-2446; Passcode: 4915537

Outside of Canada & US – 1 (240) 789-2732; Passcode: 4915537

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-770-2030; Passcode: 4915537

Outside of Canada & US – 1-647-362-9199; Passcode: 4915537

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

This release should be read in conjunction with Kinross’ 2023 third-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2023 third-quarter unaudited Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 647-788-4153

victoria.barrington@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

p. 11 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended September 30, (unaudited)	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2023	2022	2023	2022	2023	2022	2023	2022
Tasiast	171,140	132,754	162,823	128,014	$108.5	$94.8	$666	$741
Paracatu	172,482	159,113	167,105	152,616	141.2	131.1	845	859
La Coipa	65,975	33,955	65,856	24,681	41.4	12.2	629	494

Fort Knox	71,611	75,522	71,616	74,221	82.3	88.6	1,149	1,194
Round Mountain	63,648	62,417	61,931	61,757	93.1	87.0	1,503	1,409
Bald Mountain	40,593	65,394	41,300	52,472	53.9	51.2	1,305	976
United States Total	175,852	203,333	174,847	188,450	229.3	226.8	1,311	1,204

Maricunga	-	-	617	652	0.2	0.4	324	613

Continuing Operations Total	585,449	529,155	571,248	494,413	520.6	465.3	911	941

Discontinued Operations
Kupol	-	-	-	-	-	-	$-	$-
Chirano (100%)	-	13,522	-	15,018	-	24.3	-	1,618
	-	13,522	-	15,018	-	24.3

Nine months ended September 30, (unaudited)	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2023	2022	2023	2022	2023	2022	2023	2022
Tasiast	460,029	395,589	443,866	372,273	$296.4	$283.9	$668	$763
Paracatu	460,059	396,545	459,338	387,974	394.4	367.3	859	947
La Coipa	186,315	41,893	195,014	31,780	129.9	17.8	666	560

Fort Knox	206,436	207,509	206,226	204,732	239.2	248.6	1,160	1,214
Round Mountain	179,926	164,445	177,569	160,171	275.1	214.1	1,549	1,337
Bald Mountain	113,742	155,573	130,764	147,961	166.4	146.0	1,273	987
United States Total	500,104	527,527	514,559	512,864	680.7	608.7	1,323	1,187

Maricunga	-	-	1,770	2,328	1.0	1.5	565	644

Continuing Operations Total	1,606,507	1,361,554	1,614,547	1,307,219	1,502.4	1,279.2	931	979

Discontinued Operations
Kupol	-	169,156	-	122,295	-	83.8	-	685
Chirano (100%)	-	82,060	-	87,823	-	131.2	-	1,494
	-	251,216	-	210,118	-	215.0

p. 12 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated balance sheets

(unaudited, expressed in millions of U.S. dollars, except share amounts)

	As at
	September 30,	December 31,
	2023	2022
Assets
Current assets
Cash and cash equivalents	$464.9	$418.1
Restricted cash	8.9	10.1
Accounts receivable and other assets	280.9	318.2
Current income tax recoverable	6.2	8.5
Inventories	1,202.3	1,072.2
Unrealized fair value of derivative assets	15.3	25.5
	1,978.5	1,852.6
Non-current assets
Property, plant and equipment	7,843.1	7,741.4
Long-term investments	65.2	116.9
Other long-term assets	700.6	680.9
Deferred tax assets	5.7	4.6
Total assets	$10,593.1	$10,396.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$545.8	$550.0
Current income tax payable	79.8	89.4
Current portion of long-term debt and credit facilities	32.0	36.0
Current portion of provisions	58.6	50.8
Other current liabilities	16.1	25.3
	732.3	751.5
Non-current liabilities
Long-term debt and credit facilities	2,383.3	2,556.9
Provisions	768.9	755.9
Long-term lease liabilities	20.2	23.1
Other long-term liabilities	129.1	125.3
Deferred tax liabilities	394.3	301.5
Total liabilities	$4,428.1	$4,514.2

Equity
Common shareholders' equity
Common share capital	$4,480.8	$4,449.5
Contributed surplus	10,645.8	10,667.5
Accumulated deficit	(9,011.2)	(9,251.6)
Accumulated other comprehensive income (loss)	(55.0)	(41.7)
Total common shareholders' equity	6,060.4	5,823.7
Non-controlling interests	104.6	58.5
Total equity	6,165.0	5,882.2
Total liabilities and equity	$10,593.1	$10,396.4

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,227,699,367	1,221,891,341

p. 13 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of operations

(unaudited, expressed in millions of U.S. dollars, except share and per share amounts)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Revenue
Metal sales	$1,102.4	$856.5	$3,124.0	$2,378.9

Cost of sales
Production cost of sales	520.6	465.3	1,502.4	1,279.2
Depreciation, depletion and amortization	263.9	185.1	715.1	532.1
Total cost of sales	784.5	650.4	2,217.5	1,811.3
Gross profit	317.9	206.1	906.5	567.6
Other operating expense	14.9	12.2	82.1	83.7
Exploration and business development	51.0	42.3	134.3	105.6
General and administrative	25.8	40.3	82.2	100.5
Operating earnings	226.2	111.3	607.9	277.8
Other (expense) income - net	(0.3)	5.6	(6.3)	(0.4)
Finance income	11.3	6.5	32.2	10.7
Finance expense	(25.9)	(23.3)	(79.4)	(68.0)
Earnings from continuing operations before tax	211.3	100.1	554.4	220.1
Income tax expense - net	(102.4)	(34.5)	(204.2)	(82.7)
Earnings from continuing operations after tax	108.9	65.6	350.2	137.4
Loss from discontinued operations after tax	-	(0.8)	-	(636.3)
Net earnings (loss)	$108.9	$64.8	$350.2	$(498.9)
Net earnings (loss) from continuing operations attributable to:
Non-controlling interests	$(0.8)	$(0.3)	$(0.7)	$(0.5)
Common shareholders	$109.7	$65.9	$350.9	$137.9
Net earnings (loss) from discontinued operations attributable to:
Non-controlling interests	$-	$0.2	$-	$0.8
Common shareholders	$-	$(1.0)	$-	$(637.1)
Net earnings (loss) attributable to:
Non-controlling interests	$(0.8)	$(0.1)	$(0.7)	$0.3
Common shareholders	$109.7	$64.9	$350.9	$(499.2)
Earnings per share from continuing operations attributable to common shareholders
Basic	$0.09	$0.05	$0.29	$0.11
Diluted	$0.09	$0.05	$0.28	$0.11
Earnings (loss) per share from discontinued operations attributable to common shareholders	$-	$-	$-	$(0.49)
Basic	$-	$-	$-	$(0.49)
Diluted
Earnings (loss) per share attributable to common shareholders
Basic	$0.09	$0.05	$0.29	$(0.39)
Diluted	$0.09	$0.05	$0.28	$(0.39)

p. 14 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of cash flows

(unaudited, expressed in millions of U.S. dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Net inflow (outflow) of cash related to the following activities:
Operating:
Earnings from continuing operations after tax	$108.9	$65.6	$350.2	$137.4
Adjustments to reconcile net earnings from continuing operations to net cash provided from operating activities:
Depreciation, depletion and amortization	263.9	185.1	715.1	532.1
Share-based compensation expense	2.9	1.4	4.3	7.4
Finance expense	25.9	23.3	79.4	68.0
Deferred tax expense	74.1	5.5	92.8	3.4
Foreign exchange losses (gains) and other	13.0	(1.5)	34.8	8.2
Reclamation (recovery) expense	(18.1)	(20.0)	(14.1)	3.9
Changes in operating assets and liabilities:
Accounts receivable and other assets	(21.0)	(15.6)	66.6	47.0
Inventories	(10.1)	(70.0)	(93.2)	(222.4)
Accounts payable and accrued liabilities	(15.0)	12.9	70.4	64.0
Cash flow provided from operating activities	424.5	186.7	1,306.3	649.0
Income taxes paid	(17.7)	(13.5)	(111.9)	(120.8)
Net cash flow of continuing operations provided from operating activities	406.8	173.2	1,194.4	528.2
Net cash flow of discontinued operation provided from (used in) operating activities	-	(1.6)	-	47.6
Investing:
Additions to property, plant and equipment	(283.9)	(197.3)	(787.0)	(447.4)
Interest paid capitalized to property, plant and equipment	(43.0)	(20.5)	(89.8)	(36.7)
Acquisitions net of cash acquired	-	-	-	(1,027.5)
Net (additions) disposals to long-term investments and other assets	(2.5)	(9.5)	2.4	(43.6)
(Increase) decrease in restricted cash - net	(0.2)	(1.2)	1.2	(2.3)
Interest received and other - net	6.6	2.0	13.5	6.7
Net cash flow of continuing operations used in investing activities	(323.0)	(226.5)	(859.7)	(1,550.8)
Net cash flow of discontinued operations provided from investing activities	-	43.3	45.0	296.2
Financing:
Proceeds from issuance or drawdown of debt	488.1	100.0	588.1	1,197.6
Repayment of debt	(550.0)	(200.0)	(770.0)	(320.0)
Interest paid	(26.5)	(26.2)	(53.0)	(51.8)
Payment of lease liabilities	(4.4)	(6.0)	(25.5)	(17.1)
Funding from non-controlling interest	27.0	-	38.8	1.5
Dividends paid to common shareholders	(36.8)	(39.0)	(110.5)	(116.9)
Repurchase and cancellation of shares	-	(60.2)	-	(60.2)
Other - net	6.3	(4.9)	(1.2)	2.4
Net cash flow of continuing operations (used in) provided from financing activities	(96.3)	(236.3)	(333.3)	635.5
Net cash flow of discontinued operations provided from financing activities	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	(1.0)	(1.0)	0.4	(1.4)
Effect of exchange rate changes on cash and cash equivalents of discontinued operations	-	(0.3)	-	1.6
(Decrease) increase in cash and cash equivalents	(13.5)	(249.2)	46.8	(43.1)
Cash and cash equivalents, beginning of period	478.4	719.1	418.1	531.5
Cash and cash equivalents of assets held for sale, beginning of period	-	18.5	-	-
Cash and cash equivalents, end of period	$464.9	$488.4	$464.9	$488.4

p. 15 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	Operating Summary
	Mine	Period	Tonnes Ore Mined	Ore Processed (Milled)	Ore Processed (Heap Leach)	Grade (Mill)	Grade (Heap Leach)	Recovery (a)(d)	Gold Eq Production(b)	Gold Eq Sales(b)	Production cost of sales	Production cost of sales/oz(c)	Cap Ex - sustaining(e)	Total Cap Ex (e)	DD&A
			('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)	($ millions)
West Africa	Tasiast	Q3 2023	3,486	1,796	-	3.10	-	92%	171,140	162,823	$108.5	$666	$12.2	$77.3	$69.0
		Q2 2023	1,688	1,663	-	3.25	-	93%	157,844	152,564	$99.5	$652	$9.1	$81.9	$58.6
		Q1 2023	1,690	1,208	-	3.49	-	91%	131,045	128,479	$88.4	$688	$14.6	$64.6	$46.2
		Q4 2022	3,737	1,627	-	3.21	-	90%	143,002	147,019	$96.2	$654	$38.3	$90.3	$48.7
		Q3 2022	4,437	1,741	-	2.72	-	89%	132,754	128,014	$94.8	$741	$3.6	$33.4	$58.0
Americas	Paracatu	Q3 2023	14,725	14,669	-	0.41	-	79%	172,482	167,105	$141.2	$845	$58.4	$58.4	$53.1
		Q2 2023	14,199	15,104	-	0.42	-	80%	164,243	163,889	$135.2	$825	$39.7	$39.7	$49.8
		Q1 2023	8,056	15,130	-	0.37	-	79%	123,334	128,344	$118.0	$919	$27.8	$27.8	$40.4
		Q4 2022	13,324	13,847	-	0.50	-	81%	180,809	183,190	$130.3	$711	$43.9	$43.9	$52.7
		Q3 2022	11,752	13,797	-	0.45	-	79%	159,113	152,616	$131.1	$859	$33.6	$33.6	$47.2
	La Coipa(f)	Q3 2023	1,137	1,017	-	1.69	-	81%	65,975	65,856	$41.4	$629	$7.5	$15.2	$48.3
		Q2 2023	869	971	-	1.62	-	81%	66,744	67,378	$43.6	$647	$19.9	$23.3	$48.3
		Q1 2023	748	691	-	1.68	-	88%	53,596	61,780	$44.9	$727	$1.6	$25.4	$36.4
		Q4 2022	1,047	933	-	1.47	-	84%	67,683	68,135	$39.4	$578	$2.6	$46.0	$25.6
		Q3 2022	1,079	637	-	1.19	-	83%	33,955	24,681	$12.1	$490	$2.9	$34.7	$-
	Fort Knox	Q3 2023	6,667	1,912	5,961	0.81	0.21	78%	71,611	71,616	$82.3	$1,149	$52.1	$57.8	$24.6
		Q2 2023	7,624	2,075	6,837	0.82	0.24	82%	69,438	69,206	$79.3	$1,146	$52.1	$58.2	$22.1
		Q1 2023	7,412	1,966	5,972	0.78	0.22	82%	65,387	65,404	$77.6	$1,186	$38.6	$39.1	$18.6
		Q4 2022	12,205	2,395	11,454	0.69	0.20	79%	83,739	87,061	$102.1	$1,173	$34.4	$39.1	$40.9
		Q3 2022	15,547	2,477	13,120	0.71	0.21	80%	75,522	74,221	$88.6	$1,194	$30.5	$31.0	$21.8
	Round Mountain	Q3 2023	8,474	911	7,644	0.75	0.38	75%	63,648	61,931	$93.1	$1,503	$7.7	$7.8	$44.1
		Q2 2023	10,496	1,021	10,028	0.67	0.35	76%	57,446	57,412	$85.5	$1,489	$10.5	$10.5	$33.5
		Q1 2023	5,019	878	4,367	0.81	0.44	79%	58,832	58,226	$96.5	$1,657	$7.4	$7.4	$34.6
		Q4 2022	5,177	962	4,772	0.74	0.36	74%	61,929	67,484	$95.1	$1,409	$41.1	$41.1	$19.1
		Q3 2022	8,856	1,021	8,336	0.64	0.27	79%	62,417	61,757	$87.0	$1,409	$24.7	$24.7	$17.6
	Bald Mountain	Q3 2023	7,412	-	7,412	-	0.39	nm	40,593	41,300	$53.9	$1,305	$20.6	$24.9	$23.3
		Q2 2023	4,142	-	4,119	-	0.42	nm	39,321	42,181	$54.5	$1,292	$16.5	$31.4	$25.6
		Q1 2023	1,864	-	1,857	-	0.47	nm	33,828	47,283	$58.0	$1,227	$6.1	$25.2	$33.9
		Q4 2022	3,002	-	2,957	-	0.37	nm	58,521	66,847	$62.8	$939	$17.2	$37.4	$63.4
		Q3 2022	4,152	-	4,152	-	0.37	nm	65,394	52,472	$51.2	$976	$10.4	$28.2	$39.1

(a)	Due to the nature of heap leach operations, recovery rates at Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox and Round Mountain represent mill recovery only.
(b)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q3 2023: 81.82:1; Q2 2023: 81.88:1; Q1 2023: 83.82:1; Q4 2022: 81.88:1; Q3 2022: 89.91:1.
(c)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold from continuing operations.
(d)	"nm" means not meaningful.
(e)	"Total Cap Ex" is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows. "Capital expenditures - sustaining" is a non-GAAP financial measure. The definition and reconciliation of this non-GAAP financial measure is included on page 21 of this news release.
(f)	La Coipa silver grade and recovery were as follows: Q3 2023: 106.70 g/t, 63%; Q2 2023: 109.84 g/t, 56%; Q1 2023: 125.77 g/t, 70%; Q4 2022: 137.53 g/t, 68%; Q3 2022: 121.06 g/t, 61%.

p. 16 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures and ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under International Financial Reporting Standards (IFRS) and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

All the non-GAAP financial measures and ratios in this document are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued and their sale in 2022. As a result of the exclusion of Chirano, the following non-GAAP financial measures and ratios are no longer on an attributable basis, but on a total basis: production cost of sales from continuing operations per ounce sold on a by-product basis and all-in-sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis.

Adjusted net earnings from continuing operations attributable to common shareholders and adjusted net earnings from continuing operations per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings from continuing operations and adjusted net earnings from continuing operations per share measures and ratios are not necessarily indicative of net earnings from continuing operations and earnings per share measures and ratios as determined under IFRS.

The following table provides a reconciliation of net earnings from continuing operations to adjusted net earnings from continuing operations for the periods presented:

(unaudited, expressed in millions of U.S dollars, except per share amounts)	Three months ended			Nine months ended
	September 30,			September 30,
	2023	2022		2023	2022
Net earnings from continuing operations attributable to common shareholders - as reported	$109.7	$65.9		$350.9	$137.9
Adjusting items:
Foreign exchange gains	(7.1)	(5.9	)#	(0.8)	(0.1)
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	36.9	3.1	#	5.2	(8.4)
Taxes in respect of prior periods	5.2	5.0	#	33.8	15.8
Reclamation (recovery) expense	(18.1)	(20.0	)#	(14.1)	3.9
Other(a)	16.2	16.9	#	26.6	21.4
Tax effects of the above adjustments	1.8	3.7	#	(1.8)	4.4
	34.9	2.8		48.9	37.0
Adjusted net earnings from continuing operations attributable to common shareholders	$144.6	$68.7		$399.8	$174.9
Weighted average number of common shares outstanding - Basic	1,227.6	1,299.8		1,226.7	1,288.0
Adjusted net earnings from continuing operations per share	$0.12	$0.05		$0.33	$0.14
Basic earnings per share from continuing operations attributable to common shareholders - as reported	$0.09	$0.05		$0.29	$0.11

(a)	Other includes various impacts, such as one-time costs at sites, and gains and losses on hedges and the sale of assets, which the Company believes are not reflective of the Company’s underlying performance for the reporting period.

Free cash flow from continuing operations is a non-GAAP financial measure and is defined as net cash flow of continuing operations provided from operating activities less additions to property, plant and equipment. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, the free cash flow from continuing operations measure is not necessarily indicative of operating earnings or net cash flow of continuing operations provided from operating activities as determined under IFRS.

p. 17 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of free cash flow from continuing operations for the periods presented:

(unaudited, expressed in millions of U.S dollars)	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Net cash flow of continuing operations provided from operating activities - as reported	$406.8	$173.2	$1,194.4	$528.2

Less: Additions to property, plant and equipment	(283.9)	(197.3)	(787.0)	(447.4)

Free cash flow from continuing operations	$122.9	$(24.1)	$407.4	$80.8

Adjusted operating cash flow from continuing operations is a non-GAAP financial measure and is defined as net cash flow of continuing operations provided from operating activities excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments. The Company uses adjusted operating cash flow from continuing operations internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow from continuing operations measure is not necessarily indicative of net cash flow of continuing operations provided from operating activities as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

	Three months ended		Nine months ended
(unaudited, expressed in millions of U.S dollars)	September 30,		September 30,
	2023	2022	2023	2022
Net cash flow of continuing operations provided from operating activities - as reported	$406.8	$173.2	$1,194.4	$528.2

Adjusting items:
Working capital changes:
Accounts receivable and other assets	21.0	15.6	(66.6)	(47.0)
Inventories	10.1	70.0	93.2	222.4
Accounts payable and other liabilities, including income taxes paid	32.7	0.6	41.5	56.8
Total working capital changes	63.8	86.2	68.1	232.2
Adjusted operating cash flow from continuing operations	$470.6	$259.4	$1,262.5	$760.4

Production cost of sales from continuing operations per ounce sold on a by-product basis is a non-GAAP ratio which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of production cost of sales from continuing operations per ounce sold on a by-product basis for the periods presented:

(unaudited, expressed in millions of U.S. dollars,	Three months ended		Nine months ended
except ounces and production cost of sales per equivalent ounce)	September 30,		September 30,
	2023	2022	2023	2022
Production cost of sales from continuing operations - as reported	$520.6	$465.3	$1,502.4	$1,279.2
Less: silver revenue(a)	(52.4)	(23.6)	(160.6)	(37.0)
Production cost of sales from continuing operations net of silver by-product revenue	$468.2	$441.7	$1,341.8	$1,242.2

Gold ounces sold from continuing operations	544,199	480,775	1,531,816	1,286,196
Total gold equivalent ounces sold from continuing operations	571,248	494,413	1,614,547	1,307,219
Production cost of sales from continuing operations per equivalent ounce sold(b)	$911	$941	$931	$979
Production cost of sales from continuing operations per ounce sold on a by-product basis	$860	$919	$876	$966

See Endnotes on page 21 for details of the footnotes referenced within the table above.

p. 18 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

All-in sustaining cost and attributable all-in cost from continuing operations per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production, i.e. a by-product. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs, including capitalized stripping, and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in sustaining cost and attributable all-in cost from continuing operations per ounce sold on a by-product basis are calculated by adjusting production cost of sales from continuing operations, as reported on the interim condensed consolidated statements of operations, as follows:

(unaudited, expressed in millions of U.S. dollars,	Three months ended		Nine months ended
except ounces and costs per ounce)	September 30,		September 30,
	2023	2022	2023	2022
Production cost of sales from continuing operations - as reported	$520.6	$465.3	$1,502.4	$1,279.2
Less: silver revenue from continuing operations(a)	(52.4)	(23.6)	(160.6)	(37.0)
Production cost of sales from continuing operations net of silver by-product revenue	$468.2	$441.7	$1,341.8	$1,242.2
Adjusting items:
General and administrative(d)	24.0	27.3	80.4	87.5
Other operating expense - sustaining(e)	6.3	11.7	17.8	23.5
Reclamation and remediation - sustaining(f)	14.1	10.7	46.8	28.5
Exploration and business development - sustaining(g)	11.8	7.4	27.9	22.9
Additions to property, plant and equipment - sustaining(h)	159.1	105.9	404.2	224.6
Lease payments - sustaining(i)	4.2	5.6	24.9	16.3
All-in Sustaining Cost on a by-product basis	$687.7	$610.3	$1,943.8	$1,645.5
Adjusting items on an attributable(c) basis:
Other operating expense - non-sustaining(e)	8.7	11.2	27.4	32.3
Reclamation and remediation - non-sustaining(f)	1.2	2.8	5.4	6.1
Exploration and business development - non-sustaining(g)	38.5	34.6	105.8	82.2
Additions to property, plant and equipment - non-sustaining(h)	113.3	88.4	353.1	218.0
Lease payments - non-sustaining(i)	0.2	0.4	0.6	0.8
All-in Cost on a by-product basis - attributable(c)	$849.6	$747.7	$2,436.1	$1,984.9
Gold ounces sold from continuing operations	544,199	480,775	1,531,816	1,286,196
Production cost of sales from continuing operations per equivalent ounce sold(b)	$911	$941	$931	$979
All-in sustaining cost from continuing operations per ounce sold on a by-product basis	$1,264	$1,269	$1,269	$1,279
Attributable(c) all-in cost from continuing operations per ounce sold on a by-product basis	$1,561	$1,555	$1,590	$1,543

See Endnotes on page 21 for details of the footnotes referenced within the table above.

The Company also assesses its all-in sustaining cost and attributable all-in cost from continuing operations on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

p. 19 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

All-in sustaining cost and attributable all-in cost from continuing operations per equivalent ounce sold are calculated by adjusting production cost of sales from continuing operations, as reported on the interim condensed consolidated statements of operations, as follows:

(unaudited, expressed in millions of U.S. dollars,	Three months ended		Nine months ended
except ounces and costs per ounce)	September 30,		September 30,
	2023	2022	2023	2022
Production cost of sales from continuing operations - as reported	$520.6	$465.3	$1,502.4	$1,279.2
Adjusting items:
General and administrative(d)	24.0	27.3	80.4	87.5
Other operating expense - sustaining(e)	6.3	11.7	17.8	23.5
Reclamation and remediation - sustaining(f)	14.1	10.7	46.8	28.5
Exploration and business development - sustaining(g)	11.8	7.4	27.9	22.9
Additions to property, plant and equipment - sustaining(h)	159.1	105.9	404.2	224.6
Lease payments - sustaining(i)	4.2	5.6	24.9	16.3
All-in Sustaining Cost	$740.1	$633.9	$2,104.4	$1,682.5
Adjusting items on an attributable(c) basis:
Other operating expense - non-sustaining(e)	8.7	11.2	27.4	32.3
Reclamation and remediation - non-sustaining(f)	1.2	2.8	5.4	6.1
Exploration and business development - non-sustaining(g)	38.5	34.6	105.8	82.2
Additions to property, plant and equipment - non-sustaining(h)	113.3	88.4	353.1	218.0
Lease payments - non-sustaining(i)	0.2	0.4	0.6	0.8
All-in Cost - attributable(c)	$902.0	$771.3	$2,596.7	$2,021.9
Gold equivalent ounces sold from continuing operations	571,248	494,413	1,614,547	1,307,219
Production cost of sales from continuing operations per equivalent ounce sold(b)	$911	$941	$931	$979
All-in sustaining cost from continuing operations per equivalent ounce sold	$1,296	$1,282	$1,303	$1,287
Attributable(c) all-in cost from continuing operations per equivalent ounce sold	$1,579	$1,560	$1,608	$1,547

See Endnotes on page 21 for details of the footnotes referenced within the table above.

Capital expenditures from continuing operations are classified as either sustaining capital expenditures or non-sustaining capital expenditures, depending on the nature of the expenditure. Sustaining capital expenditures typically represent capital expenditures at existing operations including capitalized exploration costs and capitalized stripping unless related to major projects, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs from continuing operations per ounce and attributable all-in costs from continuing operations per ounce. The categorization of sustaining capital expenditures and non-sustaining capital expenditures is consistent with the definitions under the WGC all-in cost standard. Sustaining capital expenditures and non-sustaining capital expenditures are not defined under IFRS, however, the sum of these two measures total to additions to property, plant and equipment as disclosed under IFRS on the interim condensed consolidated statements of cash flows.

p. 20 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of the classification of capital expenditures for the periods presented:

(unaudited, expressed in millions of U.S dollars)
Three months ended September 30, 2023:	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox (USA)	Round Mountain (USA)	Bald Mountain (USA)	Manh Choh (USA)(a)	Total USA	Other	Total
Sustaining capital expenditures	$12.2	$58.4	$7.5	$52.1	$7.7	$20.6	$-	$80.4	$0.6	$159.1
Non-sustaining capital expenditures	65.1	-	7.7	5.7	0.1	4.3	38.2	48.3	3.7	124.8
Additions to property, plant and equipment - per cash flow	$77.3	$58.4	$15.2	$57.8	$7.8	$24.9	$38.2	$128.7	$4.3	$283.9

Three months ended September 30, 2022:
Sustaining capital expenditures	$3.6	$33.6	$2.9	$30.5	$24.7	$10.4	$-	$65.6	$0.2	$105.9
Non-sustaining capital expenditures	29.8	-	31.8	0.5	-	17.8	10.0	28.3	1.5	91.4
Additions to property, plant and equipment - per cash flow	$33.4	$33.6	$34.7	$31.0	$24.7	$28.2	$10.0	$93.9	$1.7	$197.3

(unaudited, expressed in millions of U.S dollars)

Nine months ended September 30, 2023:	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox (USA)	Round Mountain (USA)	Bald Mountain (USA)	Manh Choh (USA)(a)	Total USA	Other	Total
Sustaining capital expenditures	$35.9	$125.9	$29.0	$142.8	$25.6	$43.2	$-	$211.6	$1.8	$404.2
Non-sustaining capital expenditures	187.9	-	34.9	12.3	0.1	38.3	99.0	149.7	10.3	382.8
Additions to property, plant and equipment - per cash flow	$223.8	$125.9	$63.9	$155.1	$25.7	$81.5	$99.0	$361.3	$12.1	$787.0

Nine months ended September 30, 2022:
Sustaining capital expenditures	$14.5	$80.8	$5.2	$44.3	$61.2	$18.2	$-	$123.7	$0.4	$224.6
Non-sustaining capital expenditures	62.6	-	104.3	2.7	0.1	32.0	16.1	50.9	5.0	222.8
Additions to property, plant and equipment - per cash flow	$77.1	$80.8	$109.5	$47.0	$61.3	$50.2	$16.1	$174.6	$5.4	$447.4

(a)	Represents 100% of capital expenditures, of which 70% is Kinross’ share.

Endnotes

(a)	“Silver revenue” represents the portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(b)	“Production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales from continuing operations divided by total gold equivalent ounces sold from continuing operations.
(c)	“Attributable” includes Kinross’ share of Manh Choh (70%) costs. As Manh Choh is a non-operating site, the attributable costs are non-sustaining costs and as such only impact the all-in-cost measures.
(d)	“General and administrative” expenses are as reported on the interim condensed consolidated statements of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(e)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statements of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(f)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(g)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statements of operations, less non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth related operations.
(h)	“Additions to property, plant and equipment – sustaining and non-sustaining are as presented on page 21 of this News Release. Non-sustaining capital expenditures included in the calculation of attributable all-in-cost includes Kinross’ share of Manh Choh (70%) costs.
(i)	“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

p. 21 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

APPENDIX A

Recent LP Fault zone assay results

Hole ID		From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Target
BR-696		1,347.7	1,352.2	4.5	4.1	15.53	Bruma
BR-696	including	1,349.2	1,350.7	1.5	1.4	45.60
BR-696	and	1,364.1	1,367.8	3.7	3.4	1.33
BR-696	and	1,510.0	1,514.0	4.0	3.7	0.53
BR-696	and	1,521.0	1,526.4	5.4	5.0	0.41
BR-696	and	1,539.4	1,543.5	4.1	3.8	0.43
BR-696	and	1,568.0	1,578.0	10.0	9.2	0.63
BR-696	and	1,583.5	1,587.2	3.7	3.4	0.75
BR-696	and	1,594.5	1,597.5	3.0	2.8	0.33
BR-696	and	1,599.6	1,603.2	3.6	3.3	0.40
BR-698	No Significant Intersections						Yauro
BR-778		1,394.5	1,397.5	3.0	2.6	0.44	Yuma
BR-778	and	1,442.5	1,447.1	4.6	3.9	6.02
BR-778	including	1,444.0	1,447.1	3.1	2.6	8.53
BR-778	and	1,495.3	1,534.2	38.9	33.4	0.99
BR-778	and	1,554.2	1,561.5	7.3	6.3	0.55
BR-778	and	1,612.4	1,615.8	3.4	2.9	1.28
BR-778	and	1,717.9	1,723.1	5.2	4.5	15.27
BR-778C1		1,392.7	1,396.1	3.4	2.3	0.64	Yuma
BR-778C1	and	1,452.8	1,473.4	20.6	14.2	5.63
BR-778C1	including	1,466.3	1,473.4	7.1	4.9	15.57
BR-778C1	and	1,489.0	1,546.7	57.7	39.8	0.94
BR-778C1	including	1,534.8	1,540.3	5.5	3.8	6.16
BR-778C1	and	1,559.2	1,572.8	13.7	9.4	4.51
BR-778C1	including	1,565.9	1,568.3	2.4	1.6	22.81
BR-778C1	and	1,595.3	1,602.5	7.2	4.9	2.01
BR-778C1	including	1,598.6	1,600.8	2.2	1.5	4.23
BR-778C2		1,506.5	1,528.0	21.5	14.0	1.70	Yuma
BR-778C2	including	1,518.0	1,522.5	4.5	2.9	4.41
BR-778C2	and	1,587.5	1,594.1	6.6	4.3	0.44
BR-778C3		1,528.2	1,544.3	16.1	10.8	1.55	Yuma
BR-778C3	and	1,554.2	1,557.2	3.0	2.0	0.61
BR-778C3	and	1,618.7	1,643.0	24.3	16.3	1.29
BR-779	No Significant Intersections						Brownfields Exploration
BR-788		795.0	798.6	3.6	2.5	0.41	Yuma
BR-788	and	837.0	871.7	34.7	23.9	0.78
BR-788	and	964.0	967.4	3.4	2.3	0.46
BR-798C1		1,159.2	1,171.1	11.9	8.9	0.52	Bruma

p. 22 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

BR-798C1	and	1,182.9	1,205.3	22.4	16.8	0.41
BR-798C1	and	1,248.5	1,251.5	3.0	2.3	0.37
BR-798C1	and	1,268.0	1,277.0	9.0	6.8	1.47
BR-798C1	and	1,361.5	1,370.5	9.0	6.8	0.83
BR-798C2	No Significant Intersections						Bruma
BR-798C2A		1,200.2	1,204.3	4.0	3.0	0.87	Bruma
BR-798C2A	and	1,238.0	1,243.0	5.0	3.8	0.79
BR-798C2A	and	1,252.1	1,265.8	13.7	10.3	0.64
BR-798C2A	and	1,318.0	1,328.0	10.0	7.5	0.52
BR-798C2A	and	1,490.4	1,494.8	4.4	3.3	0.61
BR-798C3		1,059.5	1,062.5	3.0	2.3	1.98	Bruma
BR-798C3	and	1,227.6	1,236.6	9.0	6.8	0.54
BR-798C3	and	1,244.8	1,249.1	4.3	3.2	0.43
BR-798C3	and	1,259.9	1,265.4	5.5	4.1	0.55
BR-798C3	and	1,288.2	1,294.2	6.0	4.5	2.02
BR-798C3	including	1,289.9	1,292.7	2.8	2.1	3.83
BR-798C3	and	1,331.0	1,337.2	6.3	4.7	1.13
BR-798C3	and	1,369.2	1,372.5	3.3	2.5	0.45
BR-798C4A	No Significant Intersections						Bruma
BR-806		732.9	738.0	5.1	3.57	11.20	Discovery
BR-806	including	736.7	738.0	1.4	0.95	39.50
BR-806	and	785.4	795.4	10.0	6.97	0.47
BR-806	and	810.0	824.1	14.1	9.87	0.60
BR-806	and	844.0	875.3	31.3	21.88	0.51
BR-813	and	611.5	616.0	4.5	3.0	0.91	Yauro
BR-813W1		746.9	750.0	3.1	2.3	3.16	Yauro
BR-813W1	and	812.5	817.8	5.3	3.9	1.02
BR-813W1	and	988.0	991.0	3.0	2.2	0.90
BR-813W1	and	1,068.0	1,071.0	3.0	2.2	0.67
BR-813W1	and	1,095.4	1,102.8	7.5	5.5	1.43
BR-813W1	and	1,136.7	1,140.5	3.8	2.8	1.31
BR-814		263.2	269.9	6.7	4.9	1.08	Yauro
BR-814	and	278.8	324.2	45.4	33.1	0.74
BR-814	and	342.7	348.3	5.6	4.1	0.62
BR-814	and	360.5	405.5	45.0	32.9	1.10
BR-814	and	728.0	736.1	8.0	5.9	0.39
BR-814	and	855.8	862.5	6.7	4.9	5.25
BR-814	including	860.1	861.1	1.0	0.7	32.50
BR-814	and	873.0	886.5	13.5	9.9	0.71
BR-814	and	981.6	987.5	6.0	4.3	0.38
BR-814C1A		850.5	853.5	3.0	2.2	1.95	Yauro
BR-814C1A	and	867.6	879.0	11.4	8.3	5.28
BR-814C1A	including	868.6	877.0	8.4	6.1	6.95

p. 23 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

BR-814C1A	and	880.0	883.0	3.0	2.2	0.36
BR-814C1A	and	899.4	903.0	3.6	2.6	0.54
BR-814C1A	and	927.0	928.5	1.5	1.1	17.00
BR-814C2A		864.0	872.4	8.4	6.1	1.46	Yauro
BR-814C2A		986.5	992.5	6.0	4.4	0.39
BR-814C3A		948.1	953.1	5.0	3.7	1.82	Yauro
BR-814C3A	and	987.4	991.9	4.5	3.3	1.82
BR-814C3A	and	1,049.2	1,060.7	11.5	8.4	0.58
BR-814C4A	No Significant Intersections						Yauro
BR-815	No Significant Intersections						Viggo
BR-816		1,026.9	1,032.4	5.5	4.2	0.51	Auro
BR-817		769.5	772.5	3.0	2.5	0.42	Auro
BR-817	and	803.3	810.0	6.7	5.5	0.63
BR-817	and	822.0	834.0	12.0	9.8	1.45
BR-818		789.0	793.5	4.5	3.6	0.51	Auro
BR-818	and	798.6	805.5	7.0	5.6	1.07
BR-818	and	810.7	822.5	11.9	9.6	2.39
BR-822	No Significant Intersections						Brownfields Exploration
BR-823		886.5	895.5	9.0	7.5	1.02	Viggo
BR-824		699.3	706.3	7.0	5.7	0.97	Viggo
BR-825		696.8	896.4	199.6	157.7	0.51	Viggo
BR-825	including	741.2	741.8	0.6	0.5	147.00
BR-826		583.0	590.0	7.0		0.50	Viggo
BR-830		784.6	791.0	6.5	5.5	0.45	Yuma
BR-830	and	920.2	928.0	7.9	6.7	2.66
BR-830	including	921.2	924.3	3.1	2.6	6.07
BR-830	and	961.1	969.1	8.0	6.8	1.01
BR-830	and	989.0	1,002.1	13.1	11.1	0.62
BR-831		1,096.0	1,138.0	42.0	28.6	0.55	Yuma
BR-831	and	1,150.0	1,176.4	26.4	17.9	1.97
BR-831	including	1,150.0	1,151.0	1.0	0.7	20.80
BR-832		1,128.6	1,148.9	20.3	18.0	0.88	Yuma
BR-832	and	1,164.0	1,177.5	13.5	12.0	0.48
BR-832	and	1,193.3	1,207.0	13.7	12.2	1.30
BR-832	and	1,240.8	1,260.8	20.0	17.8	1.50
BR-832	and	1,273.4	1,285.6	12.3	10.9	0.38
BR-832	and	1,294.3	1,311.3	17.1	15.2	0.40
BR-832	and	1,362.8	1,368.5	5.7	5.1	3.79
BR-832	including	1,363.5	1,368.5	5.0	4.5	4.21
BR-832C1		1,080.0	1,085.5	5.5	4.9	0.38	Yuma
BR-832C1	and	1,092.0	1,097.8	5.8	5.2	0.37
BR-832C1	and	1,131.5	1,137.0	5.5	4.9	1.68

p. 24 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

BR-832C1	and	1,143.8	1,177.8	34.0	30.2	0.72
BR-832C2B		1,122.0	1,159.5	37.5	33.8	1.02	Yuma
BR-832C2B	and	1,169.7	1,201.5	31.9	28.7	1.01
BR-832C3		1,199.0	1,209.0	10.1	9.0	0.69	Yuma
BR-832C3	and	1,222.5	1,257.0	34.5	31.1	0.72
BR-832C3	and	1,262.6	1,285.0	22.4	20.2	0.54
BR-833		468.0	475.5	7.5	5.0	0.89	Auro
BR-833	and	524.2	531.9	7.7	5.2	0.49
BR-834		586.9	589.9	3.0	2.7	0.57	Auro
BR-840		627.0	634.8	7.8	5.1	0.39	Yauro
BR-840	and	759.9	771.9	12.1	8.0	0.54
BR-840	and	1,085.9	1,176.7	90.8	59.9	0.59
BR-840	and	1,104.6	1,105.6	1.0	0.7	24.70
BR-841		199.5	208.8	9.3	8.4	1.56	Yauro
BR-841	and	214.0	220.8	6.8	6.2	1.26
BR-841	and	230.4	238.0	7.6	6.9	0.49
BR-841	and	247.7	256.2	8.5	7.7	0.68
BR-841	and	367.0	445.5	78.5	71.4	0.89
BR-841	including	367.0	370.7	3.7	3.3	6.35
BR-841	and	452.4	458.0	5.6	5.1	1.17
BR-841	and	512.0	521.0	9.0	8.2	1.39
BR-841	and	595.9	599.6	3.7	3.4	0.39
BR-841	and	615.0	675.4	60.4	54.9	0.36
BR-841	and	787.7	802.0	14.4	13.1	0.50
BR-842		253.3	276.0	22.8	20.5	0.93	Yauro
BR-842	including	258.4	260.8	2.4	2.2	3.49
BR-842	and	296.7	302.5	5.9	5.3	0.55
BR-842	and	386.8	401.2	14.4	12.9	0.75
BR-842	and	575.4	581.9	6.5	5.8	1.65
BR-842	and	596.4	677.0	80.6	72.5	1.54
BR-842	including	635.8	651.6	15.8	14.2	4.82
BR-842	and	755.1	769.4	14.3	12.9	1.97
BR-842	including	756.7	761.8	5.1	4.6	3.09
BR-842	and	776.0	782.5	6.5	5.9	0.60
BR-842	and	812.9	838.3	25.5	22.9	0.67
BR-842	and	910.9	917.9	7.0	6.3	0.71
BR-850		558.5	562.2	3.6	3.1	0.63	Discovery
BR-850	and	588.0	591.0	3.0	2.5	0.35
BR-850	and	688.0	699.0	11.1	9.3	0.80
BR-850	and	705.5	735.0	29.5	24.8	1.07
BR-850	and	741.9	758.5	16.6	13.9	0.78
BR-850	and	882.4	885.8	3.4	2.8	0.62

p. 25 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

BR-860		352.8	355.8	3.0	2.3	1.59	Brownfields Exploration
BR-862	No Significant Intersections						Brownfields Exploration
BR-863		279.5	282.5	3.0	2.6	0.34	Brownfields Exploration
BR-870		1,212.0	1,223.0	11.0	7.7	12.32	Yuma
BR-870	including	1,213.5	1,223.0	9.5	6.7	14.07
BR-870	and	1,225.5	1,228.5	3.0	2.1	0.35
BR-870	and	1,239.9	1,242.9	3.0	2.1	0.87
BR-870	and	1,272.5	1,278.7	6.3	4.4	0.84
BR-870	and	1,291.3	1,295.8	4.5	3.2	0.42
BR-870C1		1,155.2	1,159.2	4.0	2.8	0.59	Yuma
BR-870C1	and	1,173.5	1,182.5	9.0	6.3	0.55
BR-870C1	and	1,267.6	1,279.8	12.3	8.6	0.40
BR-870C1	and	1,288.0	1,292.1	4.1	2.9	0.67
BR-870C1	and	1,300.6	1,306.5	5.9	4.1	1.37
BR-870C1	and	1,312.8	1,318.2	5.4	3.8	1.84
BR-870C2	No Significant Intersections						Yuma
BR-870C3	No Significant Intersections						Yuma
DL-085C1	No Significant Intersections						Hinge
DL-085C2	No Significant Intersections						Hinge
DL-085C3		892.0	900.0	8.0	6.7	0.86	Hinge
DL-085C4		687.6	693.2	5.6	4.3	1.87	Hinge
DL-085C4	and	906.5	908.5	2.1	1.6	5.31
DL-085C5		657.8	664.5	6.7	5.4	0.97	Hinge
DL-085C5	and	1,048.0	1,053.5	5.5	4.4	4.12
DL-085C6		641.0	655.6	14.6	12.1	0.91	Hinge
DL-085C6	and	987.0	990.0	3.0	2.5	0.43
DL-085C7		868.0	871.5	3.5	2.8	259.45	Hinge
DL-085C7	including	869.8	870.3	0.5	0.4	908.00
DL-144	No Significant Intersections						Limb
DL-145	No Significant Intersections						Limb
DL-146		631.4	641.7	10.3	8.9	2.95	Limb
DL-146	including	634.8	641.7	6.9	5.9	4.09
DL-148		789.6	798.0	8.4	5.7	1.76	Limb
REG-084	No Significant Intersections						Brownfields Exploration
REG-085		561.1	564.8	3.7	2.6	1.05	Brownfields Exploration

p. 26 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Appendix B

LP long section demonstrating potential for extension of a high-grade underground resource.

Composites are generated from drill intersections from fully assayed holes completed since the August 2, 2023, news release and includes results for 52 holes at LP, 7 holes at Hinge, 4 holes at Limb, and 7 brownfields holes. Composites are generated using 0.3 g/t minimum grade, minimum downhole composite length of 3.0 m, maximum linear internal dilution of 5.0 m and allows short high-grade intervals greater than 20 GXM to be retained. Results are preliminary in nature and are subject to on-going QA/QC. For full list of significant, composited assay results, see Appendix A.

p. 27 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Appendix C

The Hinge zone, a potential source of high-grade supplemental feed, recently returned a high-grade intercept at 2.8 metres true width grading 259 grams per tonne at a vertical depth of 870 metres.

p. 28 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “Q3 2023 highlights from continuing operations”, “Operational and development project highlights”, “CEO commentary”, “Return of capital”, “Development project and exploration update”, “Company Guidance”, and “Environment, Social and Governance (ESG) update” as well as statements with respect to our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; statements with respect to our guidance for cash flow and free cash flow; the declaration, payment and sustainability of the Company’s dividends; identification of additional resources and reserves; the Company’s liquidity; greenhouse gas reduction initiatives and targets; the implementation and effectiveness of the Company’s ESG or Climate Change strategy; the schedules budgets, and forecast economics for the Company’s development projects; budgets for and future prospects for exploration, development and operation at the Company’s operations and projects, including the Great Bear project, Manh Choh and the Tasiast solar project; the Company’s liquidity outlook, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “continue”, “estimates”, “expects”, “focus”, “forecast”, “guidance”, “on plan”, “on schedule”, “on track”, “opportunity” “outlook”, “plan”, “potential”, “priority”, “prospect”, “target” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2022, and the Annual Information Form dated March 31, 2023 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive snowfall, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges resulting from excessive rainfall or snowfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting of the Great Bear project (including the consultation process with Indigenous groups), permitting and development of the Lobo-Marte project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), potential third party legal challenges to existing permits, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and preliminary economic assessments, pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions, including the future Canadian federal impact assessment regime; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (18) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained share repurchases and dividend payments; and (19) the impacts of detected pit wall instability at Round Mountain and Bald Mountain being consistent with the Company’s expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2022, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 31, 2023. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 29 Kinross reports strong 2023 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on production cost of sales per equivalent ounce sold15.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $30 impact on Brazilian production cost of sales per equivalent ounce sold.

Specific to the Chilean peso, a 10% change in the exchange rate would be expected to result in an approximate $50 impact on Chilean production cost of sales per equivalent ounce sold.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per equivalent ounce sold.

A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per equivalent ounce sold as a result of a change in royalties.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. Nicos Pfeiffer who is a “qualified person” within the meaning of National Instrument 43-101.

All dollar amounts are expressed as U.S. dollars, unless otherwise noted.

Source: Kinross Gold Corporation

15 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 30 Kinross reports strong 2023 third-quarter results	www.kinross.com